UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on March 30, 2017: Euroseas Ltd. Announces Decision to Proceed with a Newbuilding Contract at a Discounted Purchase Price for a Fuel Efficient Kamsarmax Drybulk Carrier.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-194922) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2014, as amended, and the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the Commission on December 2, 2015, as amended.

Euroseas Ltd. Announces Decision to Proceed with a Newbuilding Contract at a Discounted Purchase Price for a Fuel Efficient Kamsarmax Drybulk Carrier

Maroussi, Athens, Greece – March 30, 2017 – Euroseas Ltd. (NASDAQ:ESEA), an owner and operator of drybulk carriers and container carrier vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that it has signed an addendum to its newbuilding contract with Jiangsu Yangzijiang Shipbuilding Co. for Hull Number YZJ 1153, originally entered into in 2014, and will proceed with the construction of the vessel. The newbuilding contract addendum signed reduced the remaining payments for the vessel by more than 10% to $22.5 million. The vessel, an eco-design fuel efficient Kamsarmax drybulk carrier will have a carrying capacity of 82,000 dwt,  will be delivered to Euroseas by June 2018.

Aristides Pittas, Chairman and CEO of Euroseas commented: "We are pleased to proceed with the building of our second Kamsarmax bulker which is a sister ship to our M/V Xenia built by the same yard in 2016. M/V Xenia has operated very efficiently and economically in our fleet for more than a year. The reduction in the contract price coupled with the recovery we see taking place in the drybulk market has made this investment very attractive prompting us to forgo an option to terminate the contract but rather proceed with the building of the vessel. We look forward to continuing the expansion and renewal of our fleet in both the drybulk and containership sectors at a time when a strong recovery in rates and values has been observed in the drubulk sector and we are starting to see signs of stabilization and recovery in the containership sector as well. We believe that as publicly listed company, Euroseas presents investors with an attractive platform as an operator and consolidator in drybulk and container shipping.”

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 13 vessels in the water, including one Kamsarmax drybulk carrier, three Panamax drybulk carriers, one Ultramax drybulk carrier, one Handymax drybulk carrier, and seven Feeder containerships; and a Kamsarmax newbuilding contract. With the addition of the Kamsarmax newbuilding, Euroseas will have seven drybulk carriers with a total cargo capacity of 499,753 dwt; its seven containerships have a cargo capacity of 11,525 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com